Exhibit 3.1

COLUMBIA BANKING SYSTEM, INC.

AMENDMENT TO BYLAWS

(For Adoption at the Board Meeting of October 24, 2007)

ARTICLE 5. Shares and Certificates for Shares

SECTION 5.2—Stock Certificates. Shares may but need not be represented by certificates. Certificates, if utilized, shall be signed by the Chief Executive Officer and the Secretary, or any other two officers as may be designated by the Board of Directors, and may be sealed with the seal of the corporation or a facsimile thereof. The signatures of such officers may be facsimiles. If an officer who has signed or whose facsimile signature has been placed upon such certificate ceases to be an officer before the certificate is issued, it may be issued by the corporation with the same effect as if the person were an officer on the date of issue. Each newly-issued certificate of stock at a minimum shall state:

(a) the name of the corporation and that it is organized under the laws of the State of Washington;

(b) the name of the person to whom issued; and

(c) the number and class of shares and the designation of the series, if any, which such certificate represents.